Collective Brands, Inc.
3231 SE 6th Avenue
Topeka, Kansas 66607
August 15, 2008
VIA EDGAR TRANSMISSION
Mr. John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Collective Brands, Inc. Form 10-K for Fiscal Year Ended February 2, 2008 Filed April 1, 2008 Definitive Proxy Statement Filed April 16, 2008
Dear Mr. Reynolds:
Collective Brands, Inc. has received your letter dated July 31, 2008 containing comments on the filings referenced above. This letter on behalf of the company responds to those comments.
For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.
Proxy Statement
SEC Comment: We note that you benchmark to the HayGroup Retail Compensation Survey as well as the Compensation Comparison Group. In future filings, please identify the companies that make up this survey, or, to the extent the names of the companies are not known by the compensation committee, provide clear disclosure.
Response: If the Company utilizes the HayGroup Retail Compensation Survey (the “Survey”) or similar surveys in the future, in future filings, the Company will identify the companies comprising the survey to the extent disclosed to the Compensation Committee or if not known by the Committee will provide clear disclosure of that fact.

In connection with responding to your comments on our filings, as set forth above, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Harold J. Herman II
Harold J. Herman II
Vice President, Group Counsel and Assistant Secretary

cc:	Mattew E. Rubel, Chairman, Chief Executive Officer and President
Ullrich E. Porzig, Senior Vice President, Chief Financial Officer and Treasurer
Michael J. Massey, Senior Vice President, General Counsel and Secretary